

02003353

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

8-16774

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
354

SEC FILE NUMBER
~~8-052737~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mayhill Agency, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 Madison Avenue
(No. and Street)

Morristown	New Jersey	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly Burckard (973) 984-2276
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman, Goldberg & Drogin LLP
(Name — *if individual, state last, first, middle name*)

591 Stewart Avenue, Suite #450	Garden City,	New York	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Joseph Dasti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mayhill Agency, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Joseph Dasti
Signature

President
Title

State of New Jersey
County of Sussex

Pamela J Kelley
Notary Public

PAMELA J. KELLEY
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires August, 19, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYHILL AGENCY, INC.

For the year ended December 31, 2001

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Mayhill Agency, Inc.

We have audited the accompanying statement of financial condition of Mayhill Agency, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayhill Agency, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Liebman Goldberg & Drogin LLP
Garden City, New York

February 13, 2002

MAYHILL AGENCY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 8,310	$ -	$ 8,310
Investments	-	31,453	31,453
Unsecured loans receivable	-	590,368	590,368
Total assets	$ 8,310	$ 621,821	$630,131

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued expenses	$ 50		$ 50
Total liabilities	$ 50		
Stockholders' Equity:			
Common stock - $.01 par value 1,100,100 shares issued and outstanding		$ 11,001	11,001
Additional paid-in capital		581,825	581,825
Retained earnings		37,255	37,255
Total stockholders' equity		$ 630,081	630,081
Total liabilities and stockholders' equity			$630,131

See notes to financial statements.

MAYHILL AGENCY, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2001

Revenues:		
Sales of investment company shares	$ 132,331	
Total revenues		$132,331
Expenses:		
NASD & SIPC fees	1,070	
Professional fees	8,850	
Office expenses and overhead	123,361	
Corporate taxes	240	
		133,521
Net loss		$ (1,190)

See notes to financial statements.

MAYHILL AGENCY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2001

	Common stock 2,000,000 shares $.01 par value authorized Issued and outstanding 1,100,100 shares	**Additional paid-in capital**	**Retained earnings**	**Total**
Balance - December 31, 2000	$ 11,001	$ 581,825	$ 38,445	$631,271
Net loss - For the year ended December 31, 2001			(1,190)	(1,190)
Balance - December 31, 2001	$ 11,001	$ 581,825	$ 37,255	$630,081

See notes to financial statements.

MAYHILL AGENCY, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (1,190)
Decrease in cash	(1,190)
Cash balance, beginning of year	9,500
Cash balance, end of year	$ 8,310

See notes to financial statements.

MAYHILL AGENCY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

Note 1 - Significant Accounting Policies:

Securities Transactions:

Securities owned are carried at market value and unrealized gains and losses are reflected in income. Securities transactions are recorded in amounts on a settlement date basis, which is generally five business days after the trade date. The Company did not enter into any securities transactions during the year ended 2001.

Recent Accounting Requirements:

The Company has not completed its evaluation of the Adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

Note 2 - Net Capital Requirements:

The Company is subject to the Rules and Regulations of the Securities and Exchange Commission, and therefore must maintain "net capital" of not less than $5,000. At December 31, 2001, the Company's "net capital" exceeded capital requirements by approximately $3,260. The ratio of aggregate indebtedness to "net capital" was 0.006 to 1.0.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

MAYHILL AGENCY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

December 31, 2001

Net Capital

1.	Total ownership equity from statement of financial condition	$ 630,081
2.	Deduct ownership equity not allowed for net capital	-
5.	Total capital	630,081
6.	Deductions and/or charges a) total non-allowable assets from statement of financial condition	621,821
8.	Net capital before haircuts on securities positions	8,260
10.	Net capital	$ 8,260
	Minimum dollar net capital requirement	$ 5,000

Aggregate Indebtedness

19.	Total liabilities from statement of financial condition	$ 50
20.	Percentage of aggregate indebtedness to net capital ($ 50/8,260)	0.6%

MAYHILL AGENCY, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2001

A. Exemption provisions:

26. An exemption from Rule 15c3-3 is claimed based upon the below section:

    A. (K) (1) $3,000 capital category as per Rule 15c3-1.

B. Information relating to possession or control requirements (Rule 15c3-3).

The broker-dealer had no fully paid or excess margin securities or customers during the year.

MAYHILL AGENCY, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 BETWEEN THE UNAUDITED FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2001

Net Capital per unaudited focus report	$ 8,260
Net capital per audited focus report	$ 8,260

No differences

MAYHILL AGENCY, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2001

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Liebman, Goldberg & Drogin, LLP
Garden City, New York
February 13, 2002

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Mayhill Agency, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mayhill Agency, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve, the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MAYHILL AGENCY, INC.

FINANCIAL STATEMENTS

AND SCHEDULES WITH

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH, D.C.
354
SECTION